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 WILLIAM J. REILLY
  ATTORNEY AT LAW
        ______________
 JOSEPH W. PLUNKETT, JR.
     BRIAN DONNARD
             OF COUNSEL

January 9, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Attention:  Ms. Janice McGuirk

RE:	InnerLight Holdings, Inc.
File No. 333--152430 (Form S-1/A2)

Dear Ms. McGuirk:

  The attached Amendment No. 2 to the above-referenced filing has been filed on EDGAR and a hard copy is submitted (in redline format) in response to your comments by letter dated December 11, 2008.    This Amendment reflects the updated audited financial statements and narrative information through the fiscal quarter ended September 30, 2008, and also provides shareholder information current to January 7, 2009.

  With respect to the comments related to the Form S-1/A2, please note the following amendments to that Registration, keyed to the numerated comments of your letter and with reference to the appropriate pages of Amendment No. 2:

(1)	We have made the requested revisions. In addition, the Selling Shareholder table has been revised at page 15.

(2)	We have included the “all-or-none” language on the Cover and wherever appropriate in the Prospectus.

(3)	The requested highlight has been made on the Cover.

InnerLight Holdings, Inc.
SEC Comment Reply December 11, 2008

(4)          The requested language has been added.

(5)          The correction has been made at page 4.

(6)          The revisions have been made at page 5.

(7)          The revision has been made at page 6.

(8)          The going concern condition has been removed from the auditor’s report.

(9)          These Risk Factors have also been discussed in the Government Regulation section on page 20.

(10)        The reference to this product has been deleted as the product is no longer being sold by the Registrant.

(11)        The Risk Factor has been revised at page 8 to  reflect the current business operations of the Registrant.

(12)        The Use of Proceeds has been revised on page 12.

(13)        The dilution information has been revised at page 13.

(14)        This information has been provided on the cover as well as in the Plan of Distribution on page 14.

(15)        The $1,000,000 dividend was unrelated to the purchase from The Quigley Corporation, and was paid by the Registrant subsequent to the purchase. The President of the Company paid the $1,000,000 purchase price to The Quigley Corporation in order to complete the transaction timely. The Company, Innerlight Holdings, Inc. repaid the $1,000,000 to the President in May 2008. There was no dividend, but rather a repayment of advanced funds.

(16)        Note 15 has been removed.  InnerLight, Inc. prior to its acquisition by the Registrant was a reportable segment of The Quigley Corporation.  The Quigley Corporation is not related to nor a reportable segment of the Registrant.

(17)        Note 15 has been removed.

(18)       This information has been revised at page 16.  The Registrant has not “hired” any DSA’s as they are independent contractors and not employees.  The DSA Agreement has been annexed as an Exhibit.

InnerLight Holdings, Inc.
SEC Comment Reply December 11, 2008

(19)        The language has been removed.

(20)        These items have been removed.

(21-22)  This section has been revised at page 19.

(23)        The reference to a “new division” has been removed as it is no longer part of the Registrant’s business plans.

(24-25)  This information has been revised at pages 19 and 27.

(26)        Sourcing and Production information has been revised at page 16.

(27)        The litigation was settled in favor of the Registrant in September, 2008, and accordingly the Legal Proceedings section has been revised at page 21.

(28)        The founder on InnerLight, Inc. has been identified in the Company History section on page 16.

(29-35)  The Management Discussion and Analysis section has been revised at pages 22-25.

(36-37)  The requested revisions to the Principal Stockholders section have been made at page 26.

(38-39)  This disclosure has been deleted since Mr. Brogan has divested his interest in this marketing entity.  As disclosed in biography on page 28, Mr. Brogan was an independent distributor with InnerLight, Inc., both prior to and after its acquisition by The Quigley Corporation.  Upon the acquisition of InnerLight, Inc. by the Registrant, Mr. Brogan ceased to be an independent distributor.

(40)        Information provided at page 28.

(41)        We have removed this reference and provided Mr. Brogan’s employment for the past five years.

(42)        Mr. Maughan’s biography has been revised at page 35.

(43-45)   We have revised our Executive Compensation section at page 30.

InnerLight Holdings, Inc.
SEC Comment Reply December 11, 2008

(46)	The Employment Agreements section has been revised at page 31.

(47)	The Dividend Policy section has been revised at page 33.

(48)	The independent audit report has been revised.

(49)	The independent audit report has been revised.

(50)	The financial statements have been revised to identify them by entity on pages F-2 to F-5.

(51)	The financial statements have been revised to identify them as consolidated on pages F-2 to F-5.

(52)
Revised. The financial statements are presented for the required periods on pages F-2 to F-5. The notes to the consolidated financial statements have been revised to clearly identify the entities presented; in essence so that each entity’s financial statements have their own set of notes.

(53)	Developmental stage company language has been removed.

(54)	A current consent of the independent account is included at Exhibit 23.1.

(55)	The consolidated balance sheets were revised to show number of common shares authorized.

(56)	The consolidated balance sheets were revised to show preferred stock.

(57)	See Note 11 – Other Current Liabilities.

(58)	See Note 12 – Loan Payable.

(59)	The consolidated statements of operations were revised to disclose earnings per share.

(60)	The consolidated statements of stockholders’s equity were revised to present each entity.

(61)	See Note 2 – Discontinued Operations.

InnerLight Holdings, Inc.
SEC Comment Reply December 11, 2008

(62)	See Note 1 for research and development costs disclosure.

(63)	See Note 10 – Segment Information.

(64)	See Note 1 for discussion on foreign currency translation.

(65)	See Note 1 for disclosure on the Class A, B, C, and D warrants.

(66)	See Note 1 for revenue recognition and return policies.

(67)	See Note 1 and Note 9 for revised disclosures for income taxes.

(68)	Going concern comment on F-9 is deleted.

(69)	Going concern comment on F-9 is deleted.

(70)	Revised Note 2 – Business Combinations to include disclosures per SFAS No. 141.

(71)	Revised Note 5 (now Note 6) to clarify the classification and treatment of goodwill.

(72)	The segment information subject to your comment three on July 25, 2008 has been deleted.

(73)	The segment information subject to your comment four on July 25, 2008 has been deleted.

(74)	The segment information subject to your comments has been deleted.

(75)	See Note 12 – Subsequent Events.

(76)	See Note 10 – Segment Information that discloses the sales from foreign markets.

(77)	This language has been removed at page 38.

(78-80)	The agreements have been filed as Exhibits with this Amendment.

InnerLight Holdings, Inc.
SEC Comment Reply December 11, 2008

(81-82)  The Revised Opinion of Counsel has been filed as an Exhibit with this Amendment.

(83)        The Consent has been revised.

(84)        The revision has been made at page 42.

Thank you for your guidance and attention to this matter.

Very truly yours,

WILLIAM J. REILLY

InnerLight Holdings, Inc.
SEC Comment Reply December 11, 2008